UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Nortek, Inc.

(Name of issuer)

Shares of Common Stock, $0.01 par value

(Title of class of securities)

656559309

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 656559309	Page 2 of 9 Pages

(1)	Names of reporting persons Strategic Value Partners, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,024,737
(7) Sole dispositive power 0
(8) Shared dispositive power 1,024,737
(9)	Aggregate amount beneficially owned by each reporting person 1,024,737
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.8%
(12)	Type of reporting person (see instructions) OO, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

CUSIP No. 656559309	Page 3 of 9 Pages

(1)	Names of reporting persons SVP Special Situations LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 37,500
(7) Sole dispositive power 0
(8) Shared dispositive power 37,500
(9)	Aggregate amount beneficially owned by each reporting person 37,500
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.2%
(12)	Type of reporting person (see instructions) OO, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

CUSIP No. 656559309	Page 4 of 9 Pages

(1)	Names of reporting persons Victor Khosla
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,024,737
(7) Sole dispositive power 0
(8) Shared dispositive power 1,024,737
(9)	Aggregate amount beneficially owned by each reporting person 1,024,737
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.8%
(12)	Type of reporting person (see instructions) IN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT

Page 5 of 9 Pages

SCHEDULE 13G

This Schedule 13G is being filed with the United States Securities and Exchange Commission (the “SEC”) by and on behalf of Strategic Value Partners, LLC, a Delaware limited liability company (“Strategic Value Partners”), SVP Special Situations LLC, a Delaware limited liability company (“Special Situations”), and Victor Khosla (“Mr. Khosla,” together with Strategic Value Partners, and Special Situations, the “Reporting Persons”).

Strategic Value Partners is the investment adviser of, and exercises investment discretion over Strategic Value Master Fund, Ltd., a Cayman Islands exempted company (“SV Master Fund”).

Special Situations is the investment adviser of, and exercises investment discretion over Strategic Value Special Situations Master Fund, L.P., a Cayman Islands limited partnership (“SS Master Fund”). Strategic Value Partners is also the sole member of Special Situations. Strategic Value Partners and Special Situations are both indirectly majority owned and controlled by Mr. Khosla. Mr. Khosla is the Chief Investment Officer of Strategic Value Partners.

This Schedule 13G relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”) of Nortek, Inc., a Delaware corporation (the “Issuer”).

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1(a)	Name of Issuer.

Nortek, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

50 Kennedy Plaza, Providence, RI 02903

Item 2(a)	Name of Person Filing.

(1)	Strategic Value Partners, LLC

(2)	SVP Special Situations LLC

(3)	Victor Khosla

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For all Filers:

100 West Putnam Avenue

Greenwich, CT 06830

(203) 618-3500

Page 6 of 9 Pages

Item 2(c)	Citizenship or Place of Organization.

(1)	Strategic Value Partners, LLC is a Delaware limited liability company.

(2)	SVP Special Situations LLC is a Delaware limited liability company.

(3)	Victor Khosla is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.01 per share.

Item 2(e)	CUSIP Number.

656559309

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	Strategic Value Partners and Mr. Khosla may be deemed the beneficial owners of 1,024,737 shares of Common Stock.

Special Situations may be deemed the beneficial owners of 37,500 shares of Common Stock.

Except for Mr. Khosla, each Reporting Person disclaims beneficial ownership of all shares of the Common Stock, other than for purposes of Section 13(d) of the Exchange Act. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by such

Page 7 of 9 Pages

Reporting Person that it is the beneficial owner of any of the Shares referred to herein for any other purpose (including, without limitation, any tax purposes), and such beneficial ownership is expressly disclaimed.

Mr. Khosla, the Chief Investment Officer, may be deemed to control the voting and dispositive decisions with respect to the shares of Common Stock made by Strategic Value Partners and Special Situations and may therefore be deemed to be the beneficial owner of the shares of Common Stock reported in this Schedule 13G. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Mr. Khosla that he is the beneficial owner of any of the equity securities referred to herein for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his indirect pecuniary interest in Strategic Value Partners, Special Situations, SV Master Fund, and/or SS Master Fund, if any.

(b)

Strategic Value Partners and Mr. Khosla may be deemed the beneficial owners of 6.8% of the outstanding shares of Common Stock. This percentage was determined by dividing 1,024,737 by 15,128,489, the number of shares of Common Stock issued and outstanding on November 11, 2011, as reported in the Issuer’s quarterly report on Form 10-Q filed November 15, 2011.

Special Situations may be deemed the beneficial owners of 0.2% of the outstanding shares of Common Stock. This percentage was determined by dividing 37,500 by 15,128,489, the number of shares of Common Stock issued and outstanding on November 11, 2011, as reported in the Issuer’s quarterly report on Form 10-Q filed November 15, 2011.

(c)	Strategic Value Partners and Mr. Khosla have the shared power to vote and dispose of 1,024,737 shares of Common Stock beneficially owned.

Special Situations has the shared power to vote and dispose of 37,500 shares of Common Stock beneficially owned.

Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

SV Master Fund owns 987,237 shares of Common Stock, or 6.5% of the outstanding shares of Common Stock. This percentage was determined by dividing 987,237 by 15,128,489, the number of shares of Common Stock issued and outstanding on November 11, 2011, as reported in the Issuer’s quarterly report on Form 10-Q filed November 15, 2011.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not Applicable.

Page 8 of 9 Pages

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

By signing below each of the reporting persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Strategic Value Partners, LLC		SVP Special Situations LLC

		By:	Strategic Value Partners, LLC
By:	Victor Khosla, Chief Investment Officer		By: Victor Khosla, Chief Investment Officer

By:	/s/ Victor Khosla	By:	/s/ Victor Khosla
Name: Victor Khosla		Name: Victor Khosla

Victor Khosla

By:	/s/ Victor Khosla
Name: Victor Khosla

Date: February 13, 2012